CREATOR FILMS, INC.
(A Delaware Corporation)

FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT

For the Year Ended
December 31, 2020

CREATOR FILMS, INC.
Table of Contents
For the Year Ended December 31, 2020

LESLIE A. DOHERTY
& COMPANY, PC CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Shareholders
Creator Films, Inc.
Menifee, California

I have reviewed the accompanying financial statements of Creator Films, Inc. (a Delaware Corporation), which comprise the balance sheet as of December 31, 2020, and the related statements of operations and retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of entity management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Leslie A. Doherty, CPA

Murrieta, California
August 12, 2021

41880 Kalmia Ste. Ste 170
Murrieta, CA 92562
PH: 951-698-2260 FAX: 951-698-2272

CREATOR FILMS, INC.
(A Delaware Corporation)
Balance Sheet
December 31, 2020

ASSETS

Current assets:		
Cash and cash equivalents	$	5,984
Noncurrent assets:		
Intangible assets		139,123
Less accumulated amortization		(3,617)
Intangible assets, net		135,506
Total Assets	$	141,490

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Current liabilities:		
Accounts payable - trade	$	12,073
Private party loan		5,500
Total current liabilities		17,573
Long-term liabilities:		
Film acquisition liability		136,000
Total liabilities		153,573

Stockholders' Equity

Preferred stock, $.001 par value, 123,000 shares authorized, issued, and outstanding		123
Retained earnings		(12,206)
Total stockholders' equity		(12,083)
Total Liabilities and Stockholders' Equity	$	141,490

CREATOR FILMS, INC.
(A Delaware Corporation)
Statement of Operations and Retained Earnings
For the Year Ended December 31, 2020

REVENUE

Video streaming revenue	$	6,245

OPERATING EXPENSES

Amortization expense		3,617
Bank services charges		32
Professional fees		13,974
Rent expense		228
Total operating expenses		17,851
Net Loss		(11,606)

RETAINED EARNINGS

Beginning of period		(600)
End of period	$	(12,206)

CREATOR FILMS, INC.
(A Delaware Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(11,606)
Adjustments to reconcile change in net assets to net cash provided (used) by operating activities:		
Amortization expense		3,617
Increase (decrease) in operating liabilities:		
Accounts payable		12,073
Net cash provided (used) by operating activities		4,084
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of intangible assets		(3,000)
Net cash provided (used) by investing activities		(3,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from short-term private party loan		4,900
Net cash provided (used) by financing activities		4,900
Net increase (decrease) in cash		5,984
Cash and cash equivalents		
Beginning of period		-
End of period	$	5,984
SUPPLEMENTAL DISCLOSURE:		
Cash paid for interest expense	$	-

CREATOR FILMS, INC.
(A Delaware Corporation)
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2020

EQUITY

Balance at December 31, 2019	$	(600)
Issuance of stock (123,000 shares)		123
Current year earnings (loss)		(11,606)
Balance at December 31, 2020	**$**	**(12,083)**

NOTE 1 – NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. **Nature of the Business**
Creator Films, Inc. (the Company) was incorporated under the laws of the State of Delaware on November 21, 2019. The Company is engaged in the business of television and film production of wholesome, uplifting entertainment.

B. **Basis of Presentation and Accounting**
The financial statements of the Company are recorded using the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

C. **Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

D. **Cash and Cash Equivalents**
The Company considers cash on hand, certificates of deposit with original maturity dates of three months or less at the date of investment, as well as money market funds and other similar instruments readily convertible to cash to be cash and cash equivalents.

E. **Custodial Credit Risk**
The Company maintains its cash at one financial institution. Cash balances are insured up to $250,000 by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2020, the Company had no cash in excess of the insured amount exposed to this risk.

F. **Revenue Recognition**
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

G. **Income Taxes**
The Company is taxed under the Internal Revenue Code as C-Corporation. The Company files tax returns in the U.S. federal jurisdiction and the state of Delaware, of which 2019 and 2020 are subject to examination by tax authorities, generally for three years after filing. Management has evaluated its tax positions and the certainty as to whether those positions will be sustained in the event of an audit by taxing authorities.

H. **Equity**
Pursuant to the Company's certificate of incorporation, the Company is authorized to issue a total of 6,000,000 shares at a par value of $0.001 per share. The Company has authorized two classes of stock:

- Common stock – 10,000,000 shares at a par value of $0.001 per share
- Preferred stock – 50,000,000 shares at a par value of $0.001 per share

Common stock entitles the holder to one vote per share of stock. Preferred stockholders do not have voting rights. As of December 31, 2020, the Company had zero shares of common stock issued and outstanding and 123,000 shares of preferred stock issued and outstanding.

I.   Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specific effective date. On March 6, 2019, the FASB issued ASU 2019-02, which amends the accounting for production costs for film and episodic television content. The amendments were effective for the Company for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Company does not expect these amendments to have any material effect on its financial statements.

NOTE 2 – FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable input and minimize the use of unobservable inputs. These inputs are as follows:

- Level 1 – Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
- Level 2 – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs, and;
- Level 3 – Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the asset or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

- Market approach – Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- Income approach – Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option pricing models, and excess earnings method.
- Cost approach – Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE 3 – INTANGIBLE ASSETS

The Company's intangible assets consist of assigned film rights, including costs of audio remastering, of a film obtained for purposes of making it available for viewing by the general population as follows:

Released films:
Acquisition costs	$136,123
Post production costs	3,000
Total	$139,123

The assets are amortized using the income forecast method, beginning with the acquisition date of January 1, 2020. Amortization expense for the year was $3,617.

CREATOR FILMS, INC.
(A Delaware Corporation)
Notes to Financial Statements
December 31, 2020

NOTE 4 – PRIVATE PARTY LOAN

On August 17, 2020 the Company received a loan in the amount of $5,500 from a private individual. The loan was considered to be short-term and bore no interest. The loan was repaid in full on February 16, 2021.

NOTE 5 – LONG-TERM LIABILITY PAYABLE

On January 1, 2020 the Company entered into a purchase agreement in exchange for film rights. The purchase agreement will be paid from net revenues generated by the film and/or future equity raised by stock offerings. The purchase agreement is non-interest bearing.

NOTE 6 – PREFERRED STOCK

In conjunction with the purchase agreement dated January 1, 2020, the principals of the assignor of the agreement were granted preferred shares of stock based, on a prorated basis, on the amount of each shareholder's original dollar investment in the film. Each share has a par value of $0.001 with 123,000 shares issued and outstanding at December 31, 2020.

NOTE 7 – SUBSEQUENT EVENTS

Events subsequent to December 31, 2020 have been evaluated through August 12, 2021, the date at which the Company's financial statements were available to be issued. No events requiring disclosures have occurred through this date other than those noted below.

At the end of the first quarter of calendar year 2020, the United States and global economy suffered a major decline due to the impact of the COVID-19 virus. The potential long-term impact to the Company is unknown at this time.

The Company raised a total of $61,862 in a crowdfunded equity offering during the fourth quarter of 2020. The completed processing of funds in escrow, and formal issuance of preferred stock to the equity investors was not completed until the first quarter of 2021.